SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 16, 2006
By: /s/ Andrew Boulanger
Name: Andrew Boulanger
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 15, 2006

Exhibit 99.1

Bennett Environmental Inc. (“BEI”)

Change of Date for Annual Meeting and Q1 2006 Financial Results

Highlights:

•	First Quarter 2006 Results Investor Call: Monday, June 19, 2006 at 14:00 Eastern Time

•	Administration and Business Development Costs reduced by 32.4%

•	Contribution margins improve from a negative to positive margin position.

•	Change of Date for Annual Meeting – New date: Tuesday, August 8, 2006, 9:00 am

Oakville, Ontario, June 15, 2006 - Bennett Environmental Inc. today announced a change of date for its annual meeting. As well, the Company announced its operating and financial results for the three months ended March 31, 2006.

Annual General Meeting

Bennett Environmental Inc. will hold its Annual General and Special Meeting (AGM) on Tuesday, August 8, 2006 at 9:00 am. This is a change from the date which was announced last week. The meeting will be held at the TSX Broadcast Centre Gallery, 130 King Street, West, Toronto, Ontario, Canada.

First Quarter Results 2006

The consolidated net loss for the quarter was $ 2.1 million ($0.10 per share) on revenue of $4.5 million, compared to a net loss $ 3.6 million ($0.17 per share) on revenue of $3.9 million in the first quarter of 2005.

In the first quarter of 2006, 7,600 tonnes of soil were processed at the Quebec facility, while 442,000 kilograms of material were processed in Cornwall. Revenue was $3.6 million from the Quebec facility and $0.9 million from the Cornwall facility.

For the first quarter, contribution margins (defined as sales less operating expenses) were $1.4 million compared to a negative contribution margin of $0.062 million in the same period a year earlier. The largest component of the improvement was the termination of a brokerage contract related to material landfilled. This contract resulted in losses in 2005. Higher volume and cost cutting efforts reduced overall operating costs per tonne. However, some of these savings were offset by higher fuel costs.

Operating costs in the first quarter of 2006 were $3.2 million compared to $4.0 million for the same period in 2005, again, as a result of lower volumes. Administration and business development costs totalled $3.2 million in the first quarter of 2006 compared to $4.7 million for the same period a year earlier. Professional fees continued to account for a large percentage of the administration and business development costs, but were down almost $0.9 million from the same quarter in 2005.

In the first quarter of 2006 cash used for operating activities before changes in operating working capital amounted to $1.2 million. Cash provided by operating working capital was approximately $3.2 million, for a net cash provided from operations of approximately $2.0 million for the quarter. The principal generation of cash was from the collection of accounts receivable of $5.2 million.

At the end of the quarter, the Company had cash and cash equivalents of $9.8 million and working capital totalled $18.9 million.

Belledune Facility

Currently the Company is awaiting the results of the compliance test that was completed this past April. The results are expected to be received prior to the end of June, 2006, which will be forwarded to the Government of New Brunswick for review. The Company expects that the government will require several weeks to analyze the results of the test before issuing the operating permit.

During the conference call of June 2, 2006, the Company indicated that it may at some point in the future seek permit changes in Belledune to improve volume at the facility. Based on those comments, there was some concern voiced by the public regarding the nature of the material that could be processed in Belledune. The Company wishes to clarify that it has not yet had any discussions with the government regarding the permit expansion. The Company is conducting the feasibility studies on multiple waste streams and recyclable material and when the Company has determined what the nature of the permit changes could entail, based on the results of the feasibility studies undertaken, it will apply to the government for permit changes and will do so in a transparent and open manner, respecting New Brunswick’s environmental processes.

First Quarter 2006 Results Investor Call

The Company invites you to listen to its conference call via a live teleconference or webcast on Monday, June 19, 2006 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s first quarter 2006 earnings release, senior management will discuss the quarter’s financial and operating results.

Date: Monday, June 19, 2006

Time: 14:00 Eastern Time

Dial In Number: 1-877-563-8311

Website: http://www.bennettenv.com/php/ii_web_casts.php

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental Inc.’s website.

FORWARD LOOKING STATEMENTS

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$9,793,974	$7,844,521
Restricted cash	1,346,641	1,349,316
Amounts receivable	11,630,972	16,817,042
Income taxes receivable	1,122,323	959,417
Deferred transportation costs	56,534	625,506
Prepaid expenses and other	1,066,840	860,991

	25,017,284	28,456,793

Future income tax asset	570,303	595,091

Note receivable	175,415	173,250

Property, plant and equipment	32,611,301	33,166,627

Other assets	2,489,034	2,486,673

Goodwill	646,638	646,638

	$61,509,975	$65,525,072

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,979,533	$5,820,376
Deferred revenue	414,948	1,416,286
Current portion of long-term liabilities (note 4)	743,558	1,117,747

	6,138,039	8,354,409

Long-term liabilities (note 4)	768,049	808,996

Shareholders’ equity:
Share capital (note 5)	68,081,496	67,997,683
Contributed surplus	2,938,559	2,645,303
Deficit	(16,416,168)	(14,281,319)

	54,603,887	56,361,667

Contingencies (note 8)
Related party transactions (note 7)
Subsequent event (note 9)

	$61,509,975	$65,525,072

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars, except per share amounts)

	Three months ended March 31,
	2006	2005
	(Unaudited)
Sales	$4,534,953	$3,916,979

Expenses:
Operating costs	3,162,724	3,979,258
Administration and business development	3,161,914	4,676,292
Amortization	620,439	970,245
Foreign exchange	33,292	(42,868)

	6,978,369	9,582,927

Loss before the undernoted	(2,443,416)	(5,665,948)

Other income, including interest	114,663	168,275

	(2,328,753)	(5,497,673)
Loss before income taxes

Income taxes (recovery)
Current	(218,692)	(109,617)
Future	24,788	(1,773,260)

	(193,904)	(1,882,877)

Loss for the period	(2,134,849)	(3,614,796)

Retained earnings (deficit), beginning of period	(14,281,319)	10,763,504

Retained earnings (deficit), end of period	$(16,416,168)	$7,148,708

Loss per share
Basic	$(0.10)	$(0.17)
Diluted	(0.10)	(0.17)

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended March 31,
	2006	2005
	(Unaudited)
Cash provided by (used in):

Operations:
Loss for the period	$(2,134,849)	$(3,614,796)
Items not involving cash:
Amortization	620,439	970,245
Stock-based compensation	293,256	160,386
Gain on disposal of property, plant and equipment	—	(5,507)
Future income taxes (recovery)	24,788	(1,773,260)
Increase in cash surrender value of life insurance	(2,361)	—
Accretion expense (income)	(27,808)	101,082
Change in non-cash operating working capital:
Amounts receivable	5,186,070	156,283
Deferred transportation costs	568,972	(786,128)
Prepaid expenses and other	(205,849)	(1,433,912)
Accounts payable and accrued liabilities	(840,843)	354,942
Income taxes receivable/payable	(162,906)	(109,617)
Deferred revenue	(1,001,338)	411,663
Severance payable	(369,951)	(218,450)

	1,947,620	(5,787,069)

Financing:
Repayments of long-term liabilities	(17,377)	(7,632)
Issuance of share capital net of share issue costs	83,813	(7,673)
Decrease in restricted cash	2,675	2,776

	69,111	(12,529)
Investments:
Increase in note receivable	(2,165)	—
Proceeds on disposal of property, plant and equipment	—	8,000
Purchase of property, plant and equipment	(65,113)	(1,091,077)
Increase in license, permits and other assets	—	(84,923)

	(67,278)	(1,168,000)

Increase (decrease) in cash and cash equivalents	1,949,453	(6,967,598)

Cash and cash equivalents, beginning of period	7,844,521	13,830,570

Cash and cash equivalents, end of period	$9,793,974	$6,862,972

Supplemental cash flow information:
Interest paid	$1,024	$3,308
Income tax refund	304,823	—

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at March 31, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2005 annual financial statements and notes thereto included in the 2005 Annual Report.

2.	Revenue recognition:

The Company provides high temperature highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognized revenue for these activities using the proportional performance method when remediation activities are completed for each batch of material or waste stream being treated, the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms and collection is reasonably assured. Most contracts, with the exception of those recognized under the percentage completion method discussed below, are recognized using this method.

For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred. In most instances revenue, transportation and processing costs are recognized at the same time when contaminants have been destroyed.

Revenue from long-term fixed price soil remediation contracts is recognized using the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers costs to be the best available measure of performance on these contracts. Contract costs include direct material and wages

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

2.	Revenue recognition (continued):

and related benefits. Revenue related to unpriced change orders under the percentage of completion method, is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt.

The Company records revenue relating to claims to the extent of costs incurred and only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated. Claims are amounts in excess of the agreed upon contract price that the Company seeks to collect from its customers for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes or unanticipated additional costs.

3.	Change in accounting policies:

Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, Section 3831, Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the consolidated interim financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

4.	Long-term liabilities:

	Promissory Note	Tenure agreement	Severance payable	Total
Balance December 31, 2005	$300,000	$645,844	$980,899	$1,926,743
Paid During Quarter 1 2006	—	(17,377)	(369,951)	(387,328)
Accretion charge	—	71	(27,879)	(27,808)
Balance March 31, 2006	300,000	628,538	583,069	1,511,607
Less Current portion	300,000	52,125	391,433	743,558

	—	576,413	191,636	768,049

5.	Share capital:

(a)

	Common shares	Amount
Total issued shares, December 31, 2005	21,584,940	$68,069,562
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)
Balance, December 31, 2005	21,573,440	67,997,683
Exercise of stock options	30,000	83,813

Balance, March 31, 2006	21,603,440	$68,081,496

(b)	Stock option activity for the three months ended March 31, 2006 is as follows:

	Options	Weighted average exercise price
Outstanding, December 31, 2005	1,023,001	$5.67
Granted	70,000	4.92
Cancelled/expired	(6,501)	22.05
Exercised	(30,000)	2.79

Outstanding, March 31, 2006	1,056,500	$5.29

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

5.	Share capital (continued):

The options were issued in the three months ended March 31, 2006 with a weighted average exercise price of $4.92 per share. The weighted average grant date market value of the options was $4.60 per share. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2006	March 31, 2005
Risk-free interest rate	4.29%	3.9%
Dividend yield	—	—
Expected option lives	5 years	5 years
Expected volatility	85%	79.0%

6.	Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. The table below summarizes sales by country.

	Three months ended March 31,
Sales by country	2006	2005
Customers domiciled in the United States	$1,380,814	$1,650,925
Customers domiciled in Canada	3,154,139	2,266,054

Total	$4,534,953	$3,916,979

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

6.	Segmented information (continued):

(b)	Major customers:

The table below summarizes revenue from two major customers for the three months ended March 31, 2006 and 2005.

	Three months ended March 31,
Sales from major customers	2006	2005
Customers A	30%	35%
Customers B	21%	33%

Total	51%	68%

(c)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at March 31, 2006, two customers represented 43% and 12% respectively of accounts receivable (2005 – 54%, 16% respectively).

Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

7.	Transactions with related parties

In the three months ended March 31, 2006 and 2005, the Company expensed legal fees of $ 91,985 and $ 749,731, respectively, to two legal firms of which two directors are associated.

In the three months ended March 31, 2006 and 2005, the Company paid consulting fees of $41,667 and $100,000, respectively, to a company owned by the former CEO/President and a director and officer of the Company.

In the three months ended March 31, 2006 and 2005, the Company paid tenure payments of $17,375 and $nil, respectively, to the former CEO/President, director and officer of the Company.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

7.	Transactions with related parties (continued):

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In April 2005, the Company sold its 50% investment in another company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to one of its facilities valued at $75,000. The land has not yet been recorded as transfer of title is conditional upon municipal approval.

8.	Contingencies:

No significant developments have occurred since disclosure was made on May 31, 2006 in our annual audited financial statements (note 17) dated as of May 30, 2006.

9.	Subsequent event:

On April 13, 2006, the Company entered into an agreement to sell certain assets associated with its odorant business in Midland, Texas, U.S.A. for $322,000 to a former contract employee. The assets are comprised of a number of miscellaneous items including containers, a fork lift, truck and trailer, tanks, drums and a generator. As consideration, the Company received cash of $70,000 and a three-year promissory note, bearing interest at 5-12%, payable in equal, semi-annual payments on January 1 and July 1 of each year, with all accrued and unpaid interest to the date of such payment.